Mail Stop 04-06

      March 10, 2005

Mr. Peter J. Hamilton
President and Chief Executive Officer
Activecore Technologies, Inc.
156 Front Street West, Suite 210
Toronto, Ontario
Canada M5J 2L6

Re:   	Activecore Technologies (formerly IVP Technology Corp.)
      Form 8-K filed February 15, 2005
      Form 8-K filed March 9, 2005
      File No. 000-30397

Dear Mr. Hamilton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K, filed March 9, 2005

1. Your response to prior comment number 3 indicates that you engaged
BDO on February 10, 2005. We note that you did not revise your Form
8-K/A to disclose such date. As previously requested, please revise to disclose the date which you engaged BDO Dunwoody LLP as your new auditor. See Item 304(a)(2) of Regulation S-B.

General

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response and amendment via EDGAR in response to these comments within 10 days of the date of this letter. Please note that if you require longer than 10 days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 942-2894, or in my absence, to Robert Benton at (202) 942-1811.


Sincerely,



Christine Davis
      Staff Accountant

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Activecore Technologies, Inc.
March 10, 2005
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